Exhibit 99.1

OneSmart Restructures Investment Portfolio of Small-Class Business to Focus on Premium Personalized Tutoring Business

SHANGHAI, Dec. 21, 2020 /PRNewswire/ — OneSmart International Education Group Limited (NYSE: ONE) (“OneSmart” or the “Company”), the leading premium K-12 after-school education services provider in China, today announced that it has entered into certain agreements to establish a sizable and stronger small-class business by merging a number of small-class K-12 after-school education businesses that OneSmart has invested in for a few years, (the “Restructuring Transaction”). The resulting entity will be led by its current seasoned management team and governed by a separate board of directors, and is expected to pursue plans to go public independently. The small-class businesses subject to the Restructuring Transaction include Beijing Tus-Juren Education Technology Co., Ltd. (“Tus-Juren”), a leading K-12 after-school education company in China, and Tianjin Huaying Education Co., Ltd. (“Tianjin Huaying”), one of the largest K-12 after-school education service providers, and other online small-class businesses. After the Restructuring Transaction, OneSmart will become a minority shareholder with one seat on the resulting entity’s board of directors.

In the future, the resulting entity will primarily operate its K-12 education business to provide online and offline small-class services. Its core management team members have extensive experiences at other leading K-12 education companies in China, including New Oriental Education & Technology Group Inc. and TAL Education Group. OneSmart became a minority investor of Tus-Juren, the first after-school tutoring company in Beijing, in October 2018. Under the strong leadership of the management team, Tus-Juren has weathered the impact of COVID-19 with best-in-class educational services and renewal rates. For example, in this past autumn semester and coming winter semester, Tus-Juren achieved industry-leading renewal rates. Based on the outstanding renewal rates, Tus-Juren is expected to realize a 60% year-over-year growth in revenue in 2021 as compared to 2020 and to achieve a meaningful net profit. Founded in 1986, Tianjin Huaying is one of the largest and most reputable after-school education service providers in Tianjin. Its K-12 after-school programs cover full subjects traditionally taught in primary and secondary schools. In September 2018, OneSmart acquired a 100% equity interest in Tianjin Huaying. In the fiscal year 2020, Tianjin Huaying generated net revenues of RMB90.9 million, accounting for 2.6% of OneSmart’s total net revenues.

Mr. Steve Zhang, Chairman and Chief Executive Officer of OneSmart, commented, “After the merge, we will focus our resources on developing our premium personalized education business. We have accumulated a wealth of knowledge and teaching experience and built a strong R&D team over 13 years of operating in the premium personalized education industry. The ‘Go Premium’ strategy we announced at the beginning of fiscal year 2021, further demonstrates our roadmap. We will continue to launch innovative new products focused on key cities, and enhance our premium branding to cement our leading position as well as expand our market share. We believe that by focusing on high-quality teaching backed by strong R&D talents and expanding operational scale in key cities, we will continue to increase shareholder value. After the Restructuring Transaction is completed, the resulting entity will focus on the small-class business while OneSmart focuses on premium personalized space. We wish them great success to reach their goal of operational excellence and going public independently.”

The Restructuring transaction is expected to close by the end of December 2020. OneSmart will treat its investment in the resulting entity under equity method.

About OneSmart

Founded in 2008 and headquartered in Shanghai, OneSmart International Education Group Limited is a leading premium K-12 after-school education services provider in China. Our vision is to be the most trusted and heart-warming education company and our mission is POWER LEARNING changes the future with technology advancement. Our company culture is centered on the core values of customer focus, excellence, integrity, and technology and innovation.

The Company has built a comprehensive premium K-12 education platform that encompasses OneSmart VIP business, HappyMath, and FasTrack English, and OneSmart Online. As of August 31, 2020, OneSmart operates a nationwide network of 480 learning centers in China.

For more information on OneSmart, please visit http://ir.onesmart.org.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. OneSmart may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about OneSmart’s beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: OneSmart’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to penetrate premium K-12 after-school education services market; diversify and enrich our education offerings; enhance the development and management of our teacher team and teaching materials; competition in our industry in China; its ability to maintain and expand online education presence; relevant government policies and regulations relating to the corporate structure, business and industry; and its ability to protect our students’ information and adequately address privacy concerns. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and OneSmart does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

OneSmart

Ms. Ida Yu

+86-21-2250-5891

E-mail: ir@onesmart.org

Christensen

In China

Mr. Andrew McLeod

Phone: +86-10-5900-1548

E-mail: amcleod@christensenir.com

In the US

Mr. Tip Fleming

Phone: +1-480-614-3004

Email: tfleming@ChristensenIR.com